UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-41736

Almacenes Éxito S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Material Fact (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

Almacenes Éxito S.A.

By:	/s/ Ivonne Windmueller Palacio
Name:	Ivonne Windmueller Palacio
Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Important Information for U.S. Investors

The tender offer described in this document has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares or other securities. If and at the time a tender offer is commenced, Cama Commercial Group, Corp. (the “Buyer”), has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Almacenes Éxito S.A. (“Éxito”) will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed with the SEC by the Buyer and Éxito, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations.

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